Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of DiamiR Biosciences Corp. on Form S-1 of our report dated October 13, 2023, except for Note 3, Revenue section, as to which the date is April 4, 2024, which includes an explanatory paragraph as to DiamiR Biosciences Corp.’s ability to continue as a going concern, with respect to our audits of the consolidated financial statements of DiamiR Biosciences Corp. as of May 31, 2023 and 2022 and for the years ended May 31, 2023 and 2022, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

June 28, 2024